RELX PLC
Transaction Notification

1		Details of the person discharging managerial responsibilities/person closely associated
a)		Name	Carol Mills
2		Reason for the notification
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a	)	Position/status	Non-Executive Director
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b	)	Initial notification /Amendment	Initial Notification
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3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
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a	)	Name	RELX PLC
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b	)	LEI	549300WSX3VBUFFJOO66
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4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
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a	)	Description of the financial instrument, type of instrument Identification code	RELX PLC American Depositary Shares (ADS) (one RELX PLC ADS is equal to one RELX PLC ordinary share) ISIN: US7595301083
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b	)	Nature of the transaction	Acquisition
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c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			USD 16.679	900

			USD 16.68	2,300

			USD 16.675	100

			USD 16.675	100

			USD 16.68	100

d	)	Aggregated information - Aggregated volume - Price	3,500 USD 16.679

e	)	Date of the transaction	2016-11-10
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f	)	Place of the transaction	Outside of a trading venue
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